SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

Minutes of the Fiscal Council’s Meeting held on May 7, 2018

1. Date, Time and Place: On May 7, 2018, at 9:00 a.m., via conference call, as authorized by the Company’s Bylaws.

2. Call Notice and Attendance: Members of the Fiscal Council were duly summoned. The following Fiscal Council’s members attended the meeting:  Olavo Fortes Campos, Rodrigues Junior and Peter Edward Cortes Marsden Wilson, the instatement and approval quorum were verified. The Company’s Officer, Mr. Gerson Cohen and representatives of PwC, the Company’s independent auditors to provide any clarification necessary, also attended the meeting. Mrs. Fabiana Grünpeter Corrêa served as secretary of the Fiscal Council.

3. Resolution: Based on the documents and clarifications provided by Management and the Company’s independent auditors, the Fiscal Council’s Members, in the performance of their legal and statutory duties, analyzed the Independent Auditors’ Report and the Interim Financial Information (“ITR”) for  the first quarter of 2018.

4. Closing: With no further matters to be discussed, these minutes were read, approved and signed by all members of the Fiscal Council.

São Paulo, May 7, 2018.

Olavo Fortes Campos Rodrigues Junior	Peter Edward Cortes Marsden Wilson
Fabiana Grünpeter Corrêa Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 10, 2018

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer